Filing pursuant to Rule 425 under the
Securities Act of 1933, as amended
Deemed filed under Rule 14a-12 under the
Securities Exchange Act of 1934, as amended

Filer: Alpha Natural Resources, Inc.

Subject Company: Massey Energy Company

Commission File Number: [●]

Presentation Transcript
Credit Suisse Energy Summit 2011
Event Date: February 10, 2011

Alpha Natural Resources

February 10, 2011
12:35 PM ET

Unidentified Participant:  The next company presenting, which is Alpha Natural Resources.  About a week and a half ago Alpha announced what is the largest acquisition in US coal history in terms of dollars with their proposed acquisition of Massey Energy and this is, fortunately for us, this is their first time meeting with investors since that announcement.

So with that, I'm just going to turn it over to Kevin Crutchfield, the CEO of Alpha Natural.

Kevin Crutchfield:   Thank you, sir, and good morning to everyone.  It's great to be here.  This is a wonderful venue.  I want to show you the longest forward-looking statement in the history of the SEC.  I may make some forward-looking statements today and I'm obliged to direct you to our disclaimer on this slide and in addition, due to the pending merger with Massey Energy Company, it also contains required details about where you can find additional info about the risks, etcetera.

I'm excited to be with you here today to talk a little bit about Alpha Natural Resources and I'll start with just a few key points which we believe do differentiate Alpha.  We are one of the leading metallurgical coal suppliers out of the United States.  We have two very highly profitable Pitt #8, Pittsburgh #8 Longwall mines.  We have a very stable base of production in the Powder River Basin at about 50 million tons, very predictable and very stable earnings generator.

In our view we're arguably one of the most diversified producers in the United States.  We have a tremendous amount of export capacity, about 15 million tons as Alpha stands today, about 25 million tons on a combined basis following the merger with Massey Energy.

Even though the regulatory risk in the East is very real, we believe our portfolio is quite manageable.  We think we're becoming recognized as one of the most consistent executors in the east, in fact the whole industry, consistently generating a lot of free cash flow, due, we think in large part to our diversification and our scale as well as our product mix.

And finally, our recently announced acquisition with Massey Energy we think offers significant benefits to all of our stakeholders, the shareholders, the employees, the customers and the communities where we operate, and I'll be discussing some of those more momentarily.

As we announced on January 29, we agreed that Alpha would acquire all outstanding shares of Massey Energy common stock.  On the closing of the transaction, Massey shareholders will receive 1.025 shares and $10 in cash to retire those shares.  This consideration represents a 21% premium to Massey's closing price at the day of the announcement.  When the transaction closes Alpha will own 54% of the pro forma company and existing Massey shareholders will own 46% of the pro forma company.

Our first order of business is to clear Hart-Scott-Rodino review process.  That process is well underway.  Then we'll obviously need to seek approval of both sets of shareholders and we expect the transaction will close about the middle of this year.

Based on current estimates, we expect the deal to be cash flow accretive in the first year following the closure and net of purchase accounting adjustments, we expect the transaction to be accretive in 2012 on an EPS basis.

Because of our complementary portfolio of assets and operations in Central App, this combination is really unique in our view to maximize value for both sets of shareholders of both companies.  We expect to realize more than $150 million of annual synergies when fully ramped up and more on that later.

We believe the combination of Alpha and Massey provides an undeniable and very compelling strategic financial set of benefits.  Among the US peer group we'll create the second largest company in market Cap, the second largest reserves with over 5 billion tons and the third largest in terms of combined shipments.

Strategically we'll become a true global leader.  We'll be the leading supplier of metallurgical -- we'll be one of the leading suppliers of metallurgical coal globally as well as the leading supplier in the United States.  We plan to expand our best in class operating management practices through the combined entity and we can apply the Running Right approach throughout the operations, enhancing safety and environmental performance across a much larger asset base.

We think this asset will create a true platform for our continued future success.  We'll have one of the world's largest and highest quality reserve metallurgical reserve bases.  We have very complementary assets in the Eastern United States, which will provide huge opportunities to optimize our operations and we'll have, on a combined basis, as I mentioned earlier, about 25 million tons of export capacity.

Finally, our enhanced scale will better position the combined entity to succeed in a dynamic and ever-changing regulatory environment while maintaining operational, safety and environmental excellence along the way.

On the financial front, the Massey shareholders will benefit from a 21% upfront premium and participate in the future upside of the combined Company by owning a 46% pro forma stake in the new Alpha.  Alpha shareholders will benefit from synergies that are expected to be north of $150 million a year annually, the opportunity for multiple expansions and the expectation of near-term accretion.  And all shareholders will benefit from an industry leading financial profile with about -- with one of the strongest balance sheets in the business, one of the highest free cash flow generation businesses and frankly of any US pure-play coal company, and a significantly enhanced scale with a combined market cap in excess of $12 billion.

The acquisition of Massey will create a true global leader.  Even on a historical basis, the combination will be the fourth largest Company globally in terms of total production.  Perhaps more importantly, if you look down here, the combination will be a solid number three in met coal sales and after we close the transaction, we're obviously going to endeavor to expand metallurgical coal volumes in future periods as well.

In terms of synergies, as we mentioned earlier, we expect to realize very significant synergies from this transaction and we believe no other conceivable combination could create as much in the way of synergies due to the close proximity of our mines, our preparation plants, our load-out facilities, our reserve blocks and the two companies' deed managerial expansion -- advantage from both sides.

These synergies are expected to fall into three broad categories initially at least - SG&A and sourcing, marketing and operations.  And on the balance sheet on the cash flow side of the equation we expect that we'll realize more than $50 million a year annually in reduced capital expenditures and capital allocation efficiencies.

Clearly, a significant component will be margin enhancement through the ability to offer enhanced products as a result of increased blending optimization and marketing synergies, something I think that has become a hallmark of Alpha Natural Resources.  This was a major source of synergies in our Foundation merger, even though Foundation had pretty limited metallurgical coal production.  In light of the scale of Massey's met production and their overall footprint, this synergy will be orders of magnitude greater than that achieved in the Foundation deal.

Our recent conference call announcing the deal, we laid out a few examples of exactly what those synergies are and with the passage of time we plan on becoming even more transparent with a lot of granularity about where those synergies -- where we plan to achieve those synergies.

In the interest of time, I will mention just one.  Massey has a mining complex on the same property as Alpha's Kepler preparation plant.  Both of these produce high quality, low vol metallurgical coal along with some other products.  And currently all this coal is washed at the Kepler plant, which causes us to have to segregate the two products.  Post transaction we'll be able to commingle these products which will give us some operating efficiency as well as some blending efficiencies.

And also we have a mine much closer to Massey's Marianna preparation plant which is a new plant.  Our coal is driving by there every day.  Post transaction we'll just be able to deliver our coal into that preparation plant.

The combined Kepler-Marianna optimization we believe will result in an annual synergy on a recurring basis of about $10 million.  That's just one example I think of many which will become more clear with the passage of time.

I'd like to talk a little bit now about the global prospects for coal.  It is and continues to be one of the world's fastest growing fuels.  Coal was the fastest growing fuel more than 30% of the years from 1991 through 2009 but more importantly, from our perspective, coal is expected to be the fastest growing fuel, more than 70% or 19 out of the next 26 years between 2010 and 2035.

This is an actual photograph taken by one of our folks on a recent trip from India. It depicts the need for electricity in India with coal frankly in the near term and the longer term being the only logical choice to meet the growing demand for electricity in that country.  It's worth pointing out that many of these power lines are kind of do-it-yourself robbing power and frankly revenues from power producers that they'll never realize.

This slide's just a tad on the busy side but it's clear that as GDP per capita grows, the electricity demand increases in a fairly predictable pattern.  Countries such as India, China, Turkey and Brazil are likely to need significant more electricity as their economies grow and they begin to enjoy higher standards of living.  This has huge implications for coal demand over the next couple of decades.

In fact, annual coal demand is expected to increase by an incremental at least two billion tons annually by 2030 with China and India being the main drivers, as you can see here by their projected demand growth rates over the next 20 years or so.

And the story is very similar for steel.  Not only does electricity demand increases, GDP per capita increases, steel consumption tends to increase dramatically until GDP per capital reaches approximately $12,000, as you can see by this chart.  And then the growth moderates to more normal rates as countries infrastructures get more established, which is what occurs here in this gray highlighted bar.

So what this chart shows is the tremendous potential of steel consumption and growth in China and frankly even faster growth expected in India over the next 10 years as they build their infrastructure.  India sits right here right now.  China sits right here and you can see the slope of those two curves over the next 10 to 20 years.  And we also are very bullish around the Brazilian prospects as well.

China now accounts for close to half the world's steel production with its growth expected to continue into the foreseeable future.  The significant growth in Chinese and also Indian steel production has tightened the met market, as we've all seen recently, and I think as -- at the chart -- here at the bottom shows with the current spike driven most recently by the flooding in the Queensland area of Australia, specifically the Bowen Basin.

Recent benchmark pricing of $225 a ton appears to be below current spot pricing that has been reported in the media.  In fact, many analysts are surmising that the second quarter benchmark will be at or above $300 a ton.  Truth remains to be seen but that's the supposition at this point.

Most forecasts show moderately lower prices over the next few years, although steel, fairly strong pricing starting in 2013.  And I think from historical perspectives, most forward-looking curves have historically been backwardated and we've seen kind of a new day dawn in terms of what met coal pricing is capable of.

A little closer to home domestically, both the thermal and met coal trends have seen significant improvements since 2009 and overall markets remain pretty healthy. At the end of December, the stockpiles were at about 166 million tons, about 20 million tons below prior year ending levels.  However, given the low gas prices, the inventory levels have remained slightly higher than we'd frankly like to see them.

Domestic steel production, on the other hand, has experienced a dramatic increase since the lows of 2009 with utilization reaching the mid-70% range resulting in solid demand for metallurgical coal.  One large international steel company just surmised that US domestic demand should grow something on the order of 10% this year.

Now I'd like to talk just a little bit about how Alpha fits into the US and global market place.  This slide shows the relative scale that Alpha has on a stand-alone basis over the past few years and against its peer group, and how Alpha and Massey combined on a pro forma basis compared to the global met suppliers, which is that bar right there.

We shipped approximately 12 million tons of metallurgical coal in 2010 and on a pro forma basis, the Alpha-Massey combination shipped nearly 20 million tons in 2010, clearly putting us in a number three position on a global basis, second only behind the BMA alliance and Tech.

Besides our financial scale, we believe we have one of the most diversified domestic portfolios of any US producer with regional product and production scale to continue this consistent performance into the future.  We operate in several key basins in the United States - Central Appalachia, Northern Appalachia and the Powder River Basin, also with some reserve holdings in the Illinois basin.  We have significant thermal production in addition to being the largest domestic supplier of metallurgical coal.

Met coal has always been a key part of Alpha's DNA, and you can expect that to continue into the future.  And the Massey transaction will obviously increase the proportion of met coal in our business mix in the United States.  It will also increase our concentration in the Eastern US but we continue to believe that regional and product diversification is key to delivering consistent financial results over the long term.

As I mentioned earlier, we're the leading domestic supplier and exporter of metallurgical coal with approximately 15 million tons of annual export capacity.  Typically we'll export about two-thirds of our met supply, shipping to roughly 20 countries with Europe being our largest customer.  Overall in 2010 exports to Europe represented about 55% of the overall exports with about 1.7 million tons into Asia and about 1 million tons into Brazil, as you can see by the map here.

As more and more South African and Columbian exports go to meet the Asian demand, we continue to see very, very solid opportunities right in the Atlantic Basin in our, kind of our home markets of Eastern and Western Europe as well as the South American markets.

This gives you just a snapshot of our operating footprint.  We operate more than 60 mines in five states.  The largest volume obviously comes out of the Powder River Basin at about 50 million tons.  Our Eastern operations include several different business units, which is how we're organized.  Our Pennsylvania services unit, which operates the two Longwall mines, sits up in here but also has the Empire mines under it so its management structure.  And then we have other business units divided up down into the, more of the heart of Central Appalachia.

With approximately 2.3 billion tons of reserves and more than 90 million tons of annual production capacity, we think we have a broad production diversity and create quite a regional diversification footprint.

In addition we have some interesting organic growth projects in our pipeline.  Deep Mine 41, which is down in Virginia in the heart of the Central Appalachian coal fields, we're just starting that mine up just in the last few months.  We're going to continue to ramp it up through 2014 when it'll reach nearly 2 million tons of annual production and this is a very superior hard cooking coal, desirable across many markets.  We expect it'll offer excellent economics with an internal rate of return based on at least our initial estimates on when we put the mine in of an IRR something in excess of 40%.

The Barrett and Cresson mines are located up in Pennsylvania.  They have annual combined capacity of more than one million tons.  Barrett's expected to start later this year and Cresson should be online sometime in 2013.  We have a very large scale mine that we call our Freeport mine that sits in the vicinity of our two Pitt #8 Longwalls.  This is a longer term project, estimated to have annual production capacities of about three million tons per year.  Of that we think we can move two million tons into the metallurgical coal market.

This mine's a little more expensive to put in because it's complete - it requires shaft slope, preparation plant, overland belts, rail loop, the whole works. Capital costs for this project are expected to be something on the order of $300 million.  We would expect to have this mine permitted by the end of this year and bring it online sometime around the middle of this decade.

We have some additional organic growth projects.  Many of these we've talked about in the past but in the Eastern region, we have the Foundation Longwall mine that will actually ultimately serve as the replacement for both Cumberland and Emerald.  A little longer term project, we have a nice Central Appalachian project that we refer to as Harts Creek with a very significant reserve base that does have some metallurgical characteristics, again just a little longer term.

We have some unconventional gas reserves, I think as most of you know.  We started a joint venture across our gas assets last year.  We would expect to grow that with the passage of time, but we still have an untapped footprint that we can utilize up there to create additional value over the long term.

And then in the Powder River Basin we have some expansion capacity of 10 million to 15 million tons without a whole lot of additional CapEx.  But we would only consider that certainly under the right set of market circumstances.

Now just a little bit about the financial picture for Alpha Natural.  Financial performance has been very, very strong over the last few years as we've increased our revenues, our EBITDA and our EPS significantly since 2007.  I would note that in 2009 the results included Foundation from July through the end of the year.

We just announced our best year ever with EBITDA nearly of $800 million for 2010 and we're positioned to deliver another record year in 2011.  More importantly, our free cash flow generation has been consistently positive each year since our IPO in 2005, reaching approximately $350 million in 2010.  We would expect our intents focused on free cash flow to continue post the Massey transaction as well.

Our financial position remains one of the best in the business.  Our leverage ratio stands at one times total debt to trailing 12-month EBITDA.  On a net debt basis it's about zero.  And at the end of December, our liquidity was nearly $1.8 billion including more than $800 million of cash and marketable securities, so our financial health has never been better.

As of February 4, our shares were trading at 5.4 times enterprise value to EBITDA and they were trading at a discount to the broader US coal industry.  The overall group was trading at 6.2 while the large and diversified coal producers were trading at an average of 7.6 times 2011 EBITDA.  As one of the most diversified domestic coal companies, Alpha's provided strong and consistent performance with significant EBITDA and free cash flow, which in our opinion should result in a longer term valuation more appropriately tied to that of the large and diversified peer group.

To summarize quickly, we've had, in our estimation, a very consistent track record and 2010 was no exception.  We generated a record amount of EBITDA of nearly $800 million with very strong free cash flow of approaching $350 million.  Our liquidity is rapidly approaching the $2 billion mark and our valuation remains very attractive relative to the peer group.

Our combination with Massey is a key to our long term growth prospects and this combination we believe offers compelling strategic and financial benefits for all of the stakeholders involved, the shareholders, the employees of both organizations, our customers, as well as the communities where we operate.

That concludes my presentation today. It looks like I have about five minutes left for Q&A. Thank you for your time.

Yes sir.

Unidentified Audience Member: Yes, you showed a slide showing that coal price is declining in '12, '13, '14, '15. Can you give a reason why that would be the case?

Kevin Crutchfield:   Those are the analysts' estimates, third party estimates that we averaged, so we kind of looked at the high, the low and the average.  As I mentioned earlier, I think historically any time anyone has began predicting prices into the future, we've generally seen a backwardated curve and I think if you went back and looked kind of starting in 2005, you'd see that in some cases that was reasonably accurate and in some cases it just wasn't.

I think what we remain convinced of is the world remains structurally under-supplied of high quality metallurgical coal sources and when we're producing 1.4 billion tons of steel a year on a global basis, that's a pretty tedious balance and it doesn't take much to throw it out of kilter just like we've seen with the recent flooding in Australia and what that's done to the forward view of what metallurgical coal pricing is going to be.

So we throw those up because they are independent assessments but look, even at that, it's been, I think in 2007 it was 100 and in 2008 it was 300 so I think suffice it to say, it's probably going to remain volatile but our supposition is that it's going to remain pretty robust and quite healthy for the foreseeable future.

Unidentified Participant:  I'll just jump in with one quick one.  It's back to the thermal market in the US.  In September in your Investor Day you put up a slide that was very helpful.  It showed ANR’s view toward potential demand destruction from shuttering or mothballing older coal power plants over the last two days before a lot of utilities talked about it, pending regulations, the potential there.

And it seems like, and in fact in your slide I think it was a 20% to 25% potential lost coal demand from that over time.  And it seems like the focus is really on Central App and yet you just acquired the largest Central App producer.  You are a huge Central App thermal coal producer.  So I was wondering if you could just comment about your views on the outlook there.

Kevin Crutchfield:   It's a good question, David.  We spent a lot of time thinking through this corporately, looking through frankly a boiler by boiler analysis of what we thought was going to happen over the next 20 years in the United States.  But based on these pending air regulations, it's the great train wreck, as it's referred to.

We came out of that believing that our marketing strategy needed to change, number one, because we need to align with customers that are going to be around dispatching coal for the long term.

But to your point specifically, if you look at Alpha's track record over the last few years or even since the Foundation merger, something north of 70% of our EBITDA generation comes out of the two Pitt #8 Longwall mines and our metallurgical coal sales.  So for us, even though there is a big steam component, this is a metallurgical coal play.  We've never denied the fact that this is going to come at Central App's expense.  We've seen it come at Central App's expense.  You've seen the production continue to fall.

As we get into optimizing the combined asset base, there's clearly going to be a view of what can we do to maximize the metallurgical coal sales off the reserve base, cross over as many coals as possible, and then from there we'll optimize the remaining reserve base.  Frankly, and it's got to be on a profitability standpoint, either now or what prospects are for in the future.

So we knew that was a risk.  You throw in the regulatory risk on top of that, it makes it -- it was a calculated risk.  It's something we spent a lot of time thinking about but we believe with the cash flows that we can generate off our Pitt #8 Longwalls and what we can do with the metallurgical reserves, coupled with the synergies, actually positions us very well to continue building this global platform over the next several years.

So, we weren't blind to that.  We were completely cognizant of it, but I think we can manage through it pretty well.

Unidentified Audience Member:  Just thinking back to '08, or the last time met coal was at 300, you guys were actually sellers and now you're sized buyers at premium, so is that a reflection of, I guess, your conviction in the longer term outlook for met coal now as compared to '08?

Kevin Crutchfield:   The '08 prospects were, I mean you get something coming across the transom and you have to deal with it, right?  I think our plan all along has been, and we remain fundamentally convinced around the metallurgical coal dynamics both in the United States as well as globally.  And as we've surveyed the world too, we're actually pretty darn bullish on global sea-born thermal or thermal prospects as well, so I think longer term our strategy is going to be to position ourselves to be able to take advantage of both of those prospects.

So I think it is a testimony to our ultimate conviction around our belief that the world is structurally under-supplied of high quality metallurgical coal sources, both now and in the future.  We've actually put boots on the ground in all these jurisdictions and believe that it's going to be constrained, especially when you talk about a world that's talking about going to 1.7 billion tons of steel production just in the next few years alone.  We don't see that changing so yes, we are convicted around the fundamentals of metallurgical coal, no doubt about it.

Unidentified Audience Member:  Would you expect to be able to ramp up Massey's -- the Massey assets met production faster than they would have been able to do, given their constraints that they were operating under?

Kevin Crutchfield:   Yes, I think we -- as we alluded to on our call, our goal kind of in the 2013 zip code is to aim at that 28 million to 30 million ton met coal production range.  I mean clearly the markets need to hold up.  We think they will.  Our goal as we get into the integration process will be to begin optimizing the combined set of assets so that we maximize margin across the right kinds of volumes.

And obviously that will be metallurgical coal volumes, so we feel pretty good about being able to move that number up substantially over time.  It's going to take some time.  You're not going to be able to do it overnight because there are some things that need to be fixed along the way but we remain very abundantly convinced based on our integration model that that's well within our wheelhouse to be able to do that.

Okay, thank you very much.

Forward Looking Statements

Information set forth herein contains "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties. Alpha and Massey caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Alpha and Massey, including future financial and operating results, the combined company’s plans, objectives, expectations (financial or otherwise) and intentions and other statements that are not historical facts.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain regulatory approvals of the transaction on the proposed terms and schedule; the failure of Alpha or Massey stockholders to approve the transaction; the outcome of pending or potential litigation or governmental investigations; the risk that the businesses will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; uncertainty of the expected financial performance of Alpha following completion of the proposed transaction; Alpha’s ability to achieve the cost savings and synergies contemplated by the proposed transaction within the expected time frame; disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers; the calculations of, and factors that may impact the calculations of, the acquisition price in connection with the proposed merger and the allocation of such acquisition price to the net assets acquired in accordance with applicable accounting rules and methodologies; general economic conditions that are less favorable than expected; changes in, renewal of and acquiring new long term coal supply arrangements; and competition in coal markets. Additional information and other factors are contained in Alpha’s and Massey’s filings with the Securities and Exchange Commission (the “SEC”), including Alpha’s and Massey’s Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings, which are available at the SEC’s web site http://www.sec.gov. Alpha and Massey disclaim any obligation to update and revise statements contained in these materials based on new information or otherwise.

Important Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

In connection with the proposed merger, Alpha will file with the SEC a registration statement on Form S-4 that will include a preliminary joint proxy statement/prospectus regarding the proposed merger. After the registration statement has been declared effective by the SEC, a definitive joint proxy statement/prospectus will be mailed to Alpha and Massey stockholders in connection with the proposed merger. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE MERGER FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. You may obtain a copy of the joint proxy statement/prospectus (when available) and other related documents filed by Alpha and Massey with the SEC regarding the proposed merger as well as other filings containing information, free of charge, through the web site maintained by the SEC at www.sec.gov, by directing a request to Alpha’s Investor Relations department at Alpha Natural Resources, Inc., One Alpha Place, P.O. Box 2345, Abingdon, Virginia 24212, Attn: Investor Relations, to D.F. King & Co., Inc., 48 Wall Street, 22nd Floor, New York, New York 10005 or to Massey’s Investor Relations department at, (804) 788 - 1824 or by email to Investor@masseyenergyco.com. Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, when available, without charge, from Alpha’s website at www.alphanr.com under the heading “Investor Relations” and then under the heading “SEC Filings” and Massey’s website at www.masseyenergyco.com under the heading “Investors” and then under the heading “SEC Filings”.

Participants in Solicitation

Alpha, Massey and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in favor of the proposed merger. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of proxies in favor of the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Alpha’s and Massey’s directors and executive officers in their respective definitive proxy statements filed with the SEC on March 30, 2010 and April 16, 2010, respectively. You can obtain free copies of these documents from Alpha or Massey using the contact information above.